SEC Mail Processing Section

AUG 28 2009

Washington, DC
121

[redacted]

SECU 09040781 MISSION

BB 9/23/09

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ni Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6132 Johnston Drive
(No. and Street)

Oakland	California	94611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Kincade (415) 453-4132
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 9/24

OATH OR AFFIRMATION

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ni Advisors, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CA
County of Alameda
Subscribed and sworn (or affirmed) to before me this 19TH day of August, 2009.
by Man Fou Lui Notary Public proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President
Title

MAN FOU LUI
COMM. # 1650015
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. MAR. 7, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
NI ADVISORS:

We have audited the accompanying statement of financial condition of NI ADVISORS (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NI ADVISORS as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 26, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

NI ADVISORS
Statement of Financial Condition
June 30, 2009

Assets

Cash	$	19,186
Commission receivables		4,341
Advances to officer		25,000
Furniture and fixtures, net		308
Organization costs, net		970
Other assets		8,846
Total assets	$	58,651

Liabilities and Stockholder's Equity

Liabilities		
Account payable & accrued expenses	$	7,853
Total liabilities		7,853
Stockholder's equity		
Additional paid-in capital		176,700
Accumulated deficit		(125,902)
Total stockholder's equity		50,798
Total liabilities and stockholder's equity	$	58,651

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Operations
For the Year Ended June 30, 2009

Revenues		
Commission income	$	205,417
Other income		26,590
Total revenues		232,007
Expenses		
Employee compensation and benefits		138,244
Floor brokerage and clearing fees		6,700
Occupancy		43,031
Professional fees		17,272
Other operating expenses		44,734
Total expenses		249,981
Net income (loss) before income tax provision		(17,974)
Income tax provision		800
Net income (loss)	$	(18,774)

The accompanying notes are an integral part of these financial statements.

NI ADVISORS

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2008	$ -	$ 166,700	$ (107,128)	$ 59,572
Proceeds from paid-in capital	-	10,000	-	10,000
Net income (loss)	-	-	(18,774)	(18,774)
Balance at June 30, 2009	$ -	$ 176,700	$ (125,902)	$ 50,798

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (18,774)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	1,072	
Amortization expense	982	
(Increase) decrease in assets:		
Commission receivables	2,696	
Increase (decrease) in liabilities:		
Account payable & accrued expenses	(4,687)	
Total adjustments		63
Net cash provided by (used in) operating activities		(18,711)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	10,000	
Net cash provided by (used in) financing activities		10,000
Net increase (decrease) in cash		(8,711)
Cash at beginning of year		27,897
Cash at end of year		$ 19,186

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

NI ADVISORS (the "Company") was incorporated in the State of California on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including engaging in the business as a mutual fund retailer.

Under the membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts on a fully disclosed basis under a clearing agreement and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

During the year ended June 30, 2009, one of the Company's representatives produced 50% of total Company revenue for the year.

NI ADVISORS
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and fixtures are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: FURNITURE AND FIXTURES, NET

Furniture and fixtures are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture and fixtures	$	923	7
Computer software		3,861	5
		4,784	
Less: Accumulated Depreciation		(4,476)	
Furniture and fixtures, net	$	308	

Depreciation expense for the year ended June 30, 2009, was $1,072.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

Current income tax expense (benefit)		
Federal	$	-
State		800
Total current income tax expense (benefit)		800

Note 3: INCOME TAXES

Deferred income tax expense (benefit)		-
Total provision for income tax expense (benefit)	$	800

The Company has available at June 30, 2009, unused federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $11,027. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: ADVANCES TO OFFICER

Advances to officer consists of a non-collaterallized, non-interest bearing obligation due on demand.

Note 5: OCCUPANCY & RENTAL INCOME

The Company entered into a 1-year lease agreement during 2009 which will expire on December 31, 2009. Rent expense for the year ended June 30, 2009, was $43,031. The lease provision allows the Company to sublease the office space to various renters. The rental income from the sublease for the year ending June 30, 2009, was $26,590 and is included in other income on the Statement of Operations.

Note 6: ORGANIZATION COSTS, NET

Organization costs are reported net of accumulated amortization and summarized by major classifications as follows:

			Useful Life
Organization costs	$	4,900	5
Less: accumulated amortization		(3,930)	
Organization costs, net	$	970	

Amortization expense for the year ended June 30, 2009 was $982.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $14,464 which was $9,464 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,853) to net capital was 0.54 to 1, which is less than the 15 to 1 maximum allowed.

NI ADVISORS
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Additional paid-in capital	$ 176,700	
Accumulated deficit	(125,902)	
Total stockholder's equity		$ 50,798
Less: Non-allowable assets		
Advances to officer	(25,000)	
Furniture and fixtures, net	(308)	
Commission receivable	(1,210)	
Organization costs, net	(970)	
Other assets	(8,846)	
Total non-allowable assets		(36,334)
Net capital		14,464
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 524	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 9,464
Ratio of aggregate indebtedness to net capital	0.54 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009.

NI ADVISORS
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to NI ADVISORS as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

NI ADVISORS
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to NI ADVISORS as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

NI ADVISORS

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

Board of Directors
NI ADVISORS:

In planning and performing our audit of the financial statements of NI ADVISORS (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 26, 2009

NI ADVISORS

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009